Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: June 1, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement/prospectus, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the definitive joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING MATERIALS WERE POSTED ON WACHOVIA’S WEB SITE

Investor Update

June 2006

Wachovia Corporation

Wachovia in perspective

First Union and Wachovia Corporation merged in 2001, adopting the legacy Wachovia name with headquarters in Charlotte, NC

#4 assets – U.S. bank holding companies #3 U.S. deposit share

3rd largest retail brokerage firm Key Statistics

Market Cap: $86 billion Assets: $542 billion Deposits: $329 billion Employees: 97,000 2005 Net Income: $6.6 billion

Note: Financial data as of March 31, 2006. Market data as of May 18, 2006 Figures do not include Golden West.

Top Ten US Banks Total Assets

Company ($bn)

1 Citigroup 1,586

2 Bank of America 1,375

3 JPMorgan Chase 1,273

4 Wachovia 542

5 Wells Fargo 492

6 U.S. Bancorp 210

7 SunTrust 179

8 National City 140

9 BB&T 110

10 Fifth Third 105

Top Ten World Banks Market Cap

Company ($bn)

1 Citigroup 242

2 Bank of America 220

3 HSBC 203

4 Mitsubishi-Tokyo 154

5 JPMorgan Chase 149

6 UBS 123

7 W ells Fargo 110

8 RBS 101

9 Santander 91

10 Wachovia 86

Page 1 – June Investor Update, 2006

Page 2 – June Investor Update, 2006

Diversified franchise

2005 Revenue — $26.1 billion*

Parent $1.1B

4%

Wealth Management $1.3B

5%

Capital Management $5.2B

20%

Corporate & Investment Bank $5.8B

22%

General Bank $12.8B

49%

* Represents tax-equivalent revenue.

** Excludes merger-related and restructuring expenses of $167 million after-tax in 2005.

#Other data as of 3/31/06.

Key Business Segments#

General Bank (57% of earnings**)

Retail, small business and commercial banking 11 million retail and small business customers 3,150 branches, 5,100 ATMs No. 3 US, No. 1 Southeast deposit market share

Corporate and Investment Bank (25%)

Corporate Lending, Investment Banking, Treasury Services, International Trade Finance

Top 3 structured products, leveraged loan syndications Top 10 high yield, high grade, preferreds, equities

Capital Management (9%)

Retail Brokerage: 10,400 registered reps, $689 billion broker client assets (No. 3 US) $299 billion AUM and Securities Lending Mutual Funds: $107 billion AUM (Top 20 US)

Wealth Management (4%)

45,100 clients, $68 billion client AUM (No. 4)

500 Insurance Brokers

Page 3 – June Investor Update, 2006

Superior customer service drives strong deposit growth

2005 ACSI* —University of Michigan

WB led survey for the 5th year in a row

Top 10 Service among all Retailers

Score

2005 vs. 2000

Wachovia 79 +19.7% (#1)

All Others 78 +8.3%

Bank of America 72 +14.3%

JPM/Bank One 70 0.0%

Wells Fargo 67 0.0%

*American Customer Satisfaction Index.

Core deposits**

($ billions)

CAGR

11.4%

$279

$255

$209

$190

$181

2001

2002

2003

2004

2005

Low Cost Core Deposits

Core Deposits

**For comparative and illustrative purposes. Average core deposits include additions of ($billions): legacy Wachovia in 2001: $26.2; legacy SouthTrust in 2001: $22.4; 2002: $23.9; 2003: $25.6; 2004: $23.0. Low-cost core deposits include: legacy Wachovia in 2001: $18.4; legacy SouthTrust in 2001: $15.4; 2002: $16.9; 2003: $18.1; 2004: $16.6.

* Data as of March 31, 2006; excludes goodwill of $23.4B and other intangibles of $1.5B.

Page 4 – June Investor Update, 2006

Conservative balance sheet

Diversified, Liquid Asset Mix*

Cash & Equivalents

6%

Trading Assets

8%

Other

9%

Securities

23%

Loans, net

54%

Funding Breakdown*

Other Deposits

6%

Other Liabs

4%

Short Term Debt

14%

Long Term Debt

14%

Tangible Common Equity

5%

Core Deposits

57%

Page 5 – June Investor Update, 2006

Stable NIM despite yield curve compression

Net Interest Margin vs. Market Rates

(percent)

5.00

4.50

4.00

3.50

3.00

2.50

2.00

1.50

1.00

0.50

0.00

2Q04

3Q04

4Q04

1Q05

2Q05

3Q05

4Q05

1Q06

Spread: -350 bps

NIM: -16 bps

Net Interest Margin

Fed funds target

10-year bond

Page 6 – June Investor Update, 2006

Increasing contribution of fee income $ millions $3,800 $3,600 $3,400 $3,200 $3,000 $2,800 $2,600 $2,400 $2,200 $2,000

CAGR: NII 12%;

Fee Income 19%

2Q04

3Q04

4Q04

1Q05

2Q05

3Q05

4Q05

1Q06

Fee and other income

Net interest income

Page 7 – June Investor Update, 2006

Improving operating leverage*

Staffing effectiveness and efficiency End to end process improvements Outsourcing Sales and service effectiveness Line of business effectiveness

63.6%

59.1%

60.6%

60.0%

58.0%

57.8%

52 - 55%

2001 2002 2003 2004 2005 1Q06 2007 Goal

* Overhead efficiency ratio excludes merger-related and restructuring charges, changes in accounting principle and intangible amortization. 2007 not a projection; results may differ from expectations for a number of reasons.

Page 8 – June Investor Update, 2006

Consistent, growing operating earnings $ millions, except per share data

0.58

0.66

0.68

0.71

0.72

0.81 0.79

0.88 0.88

0.98

0.98

1,501 1.00

1,698 1,652

1,716 1,744 1,774

1.11 1.12 1.09

1.07 1.03

0.99

1,318

1,299 1,299

1,171 1,175

1,092 1,067

983 987 944

908

799

4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06

Earnings*

EPS*

Wachovia Corp. Since 4Q01

EPS CAGR

17%

Earnings CAGR

20%

*Represents net income available to common shareholders excluding after-tax merger-related and restructuring expenses; compound growth figures exclude merger-related and restructuring expenses of $46 million ($0.03) in 1Q06 and $63 million ($0.04) in 4Q01.

*Prior to consummation

**Wachovia’s share of one-time costs (no cash changed hands)

***Pending merger: cost based on four trading days surrounding announcement on 5/8/06; market cap as of 5/5/06

Page 9 – June Investor Update, 2006

Acquisition history

A disciplined approach

41.4% 1.1% 22.7% 4.9% 25.4%

Ken Thompson named CEO

First Union/ Wachovia merger

Wachovia brokerage JV with Prudential

Wachovia/ SouthTrust merger

Wachovia/ Westcorp merger

Wachovia/ Golden West merger***

Transaction Value

WB Mkt Cap*

Transaction Value/Mkt Cap $13.3B $0.6B** $14.4B $4.3B $24.3B $33.1B $33.8B $54.0B $64.4B $87.1B $95.5B

Est. 4Q06

April 2000

September 2001

June 2003

November 2004

March 2006

*Assets as of 3/31/2006. Market cap as of 5/18/2006

Page 10 – June Investor Update, 2006

Golden West: Overview $128 billion* asset thrift/mortgage company; superior ratings

Ranks 11th in assets, 10th in market cap* among US depository institutions Golden West (holding company) – A1, A+ World Savings (depository subsidiary) – Aa3, AA-Only US thrift ever to be rated AA

Low-risk, superior performance history

CAGR EPS growth 19% since 1966 29% efficiency ratio

Retail branch network

285 highly-visible branches located in high-growth, high-income metro areas Similar demographics to Wachovia’s Florida market 10-year average deposit growth of 10%

Mortgage lending $120 billion mortgage portfolio, generated primarily through mortgage brokers, builders, realtors, financial planners, and retail customers 99% of assets in ARM product; 25-year history of ARM originations 15-year average charge-offs 5 bps (18 bps peak in 1994)

Accelerates long-term growth rate Accretive to cash EPS in second year IRR of 17% Analysis based on achievable assumptions

Compelling revenue synergies not included in financial model

Accelerates retail momentum in high growth markets driving sustainable growth

Expands high growth opportunities

Accelerates California presence and expands entry into high-growth states – become Top 5 bank in Western US

Solidifies national consumer lending presence with #7 mortgage originations market share

Diversifies Wachovia’s balance sheet into higher yielding low risk assets

Consumer loans / total loans increases to 62% Reduces normalized charge-off ratio

Strategic Rationale

Financially Attractive

Low Risk Transaction

Complementary sales and service focused model Strong credit culture and pristine credit quality Straight-forward and simple systems environment

Assumptions validated by recent, highly successful integration history

Page 11 – June Investor Update, 2006

Combination strengthens Wachovia’s retail franchise and growth profile

5.9% combined national market share

Footprint MSAs cover 55% of US population

High growth / high wealth markets

8.8% projected population growth in core markets vs. 6.3% US average(1) $91K average household income vs. $61K US average(2)

Creates Top 5 bank in Western US(3)

– # 6 pro forma rank in California

US Banking Market

Deposits (2) Market

Rank Institution Branches ($ in billions) Share

1 Bank of America 5,816 606.3 10.2%

2 JP Morgan Chase 3,052 420.8 7.1

3 Wachovia/Golden West 3,503 348.1 5.9

Wachovia stand-alone 3,218 288.5 4.9

4 Wells Fargo 3,209 262.6 4.4

5 Citigroup 916 205.8 3.5

6 US Bancorp 2,530 177.5 3.0

Source: SNL Financial as of 6/30/05.

1. Deposit weighted 5 year average population, county-weighted by deposits.

2. Deposit weighted income by zip codes.

3. Includes CA, NV, AZ, CO, NM, WA, OR, UT, ID, MT, WY and TX.

Page 12 – June Investor Update, 2006

Page 13 – June Investor Update, 2006

Combination strengthens Wachovia’s retail franchise, business mix and growth profile

WB's 2005 Segment Earnings* $6.8 billion

General Bank

57%

Mortgage-Related Earnings

Parent

5%

25%

Corporate & Investment Bank

Wealth Management

4%

9%

Capital Management

Combined Pro Forma** $8.3 billion

General Bank

65%

Capital Management

7%

Wealth Management

3%

Corporate & Investment Bank

21%

4%

Parent

Mortgage-Related Earnings

Mortgage Businesses Contribute an Estimated 15%*** of Combined Pro Forma Earnings

*Represents 2005 segment earnings prepared under generally accepted accounting principles; excludes merger-related and restructuring expense which equaled $167 million after-tax over this period. (Wachovia’s 2005 GAAP net income available to common shareholders was $6,623 million.) **Based on estimated segmentation of Golden West’s earnings for year ended 12/31/05. Does not include anticipated purchase accounting adjustments. ***Does not include earnings from home equity lending in branches or modest estimated earnings from Wachovia’s investment mortgage and MBS portfolio.

*Includes AmNet production post-consummation (closed December 2005).

Page 14 – June Investor Update, 2006

Wachovia and Golden West Mortgage integration

WB Mortgage

2005 production: $55.3 billion* Predominantly East Coast retail focus Products: Fixed rate and conventional ARMs Deepen channel depth:

Wholesale brokers Retail branches Wachovia Securities Wealth Management Internet

By offering option ARM

Underwritten and serviced by GDW platform (25% of incremental volume)

GDW Mortgage

2005 production: $51.5 billion Predominantly West Coast wholesale focus Product: Option ARM

Deepen channel depth:

Wholesale brokers Retail branches

“Loan Experts” (in-house retail broker) Internet

By offering fixed rate and conventional ARMs

Underwritten and serviced by WB platform (75% of incremental volume)

Page 15 – June Investor Update, 2006

Golden West

Proven, low risk origination model

Low Balance Sheet Risk

Average loan balance < $250,000 Average LTVs of 68% No subprime

Product Features

Payment rates closer to market Average 10-year reset period

Reduces risk of payment shock in rising rate environment

Conservative underwriting

Underwritten to fully indexed rate Diligent and methodical documentation standards In-house appraisers

Net Charge-Offs / Avg. Loans

Golden West Top 35 US Bank Average Top US Thrifts Avg - ex GDW

1.60%

1.40%

1.20%

1.00%

0.80%

0.60%

0.40%

0.20%

0.00%

-0.20%

GDW 15 year Average Charge-offs = 5 bps

Peak Year 18 bps

'90

'92

'94

'96

'98

'00

'02

'04

1Q'0 6

CA Real Estate Crisis 11 bps

0 bps

*Pro forma for Golden West. Data as of March 31, 2006.

Diversified loan portfolio $251 billion consumer portfolio* $130 billion Wachovia

90% secured (additional 8% guaranteed) 75% average LTV, wtd. avg. FICO 719 83% of exposure to WB footprint customers 6% subprime (FICO <620) 1Q06 losses: 15 bps $121 billion Golden West

100% secured

68% average LTV; wtd. avg. FICO 680-690; no subprime 1Q06 losses: 0 bps

$151 billion wholesale portfolio

77% secured

No industry > 5% (3-digit SIC) $1.5 million average size Minimal exposure to airlines, auto 1Q06 losses: 5 bps

Pro forma loan portfolio

Other Consumer RE Secured

14%

Student

3%

Auto, Other Consumer

5%

Commercial Financial & Agricultural

22%

3%

Commercial Foreign

4%

Commercial Leasing

8%

Commercial RE

11%

Consumer Mortgage

30%

Golden West Mortgage

Page 16 – June Investor Update, 2006

Source: Company reports.

Page 17 – June Investor Update, 2006

Credit quality

Risk reduction = best-in-class credit positioning

Net Charge-off Ratio

0.99%

0.70%

0.33%

0.09%

2001

2005

GDW

0.00%

WB

0.09%

USB

0.51%

WFC

0.77%

BAC

0.85%

JPM

0.93%

C

1.49%

Wachovia Median: Top 20 U.S. Banks

NPA/Loans Ratio

1.05%

1.04%

0.43%

0.28%

2001

2005

WB

0.28%

BAC

0.28%

GDW

0.36%

USB

0.43%

WFC

0.49%

JPM

0.62%

C

0.95%

Source: Company reports.

Page 18 – June Investor Update, 2006

Credit quality

Risk reduction = best-in-class credit positioning

Allowance/NPAs

3.78x

2.77x

1.75x

1.65x

2001

2005

PTPP Earnings*/Charge-offs

51.0x

5.82x

4.96x

11.2x

2001

2005

Wachovia Median: Top 20 U.S. Banks

BAC

5.02x

WB

3.78x

USB

3.45x

JPM

2.74x

WFC

2.53x

C

1.76x

GDW

0.69x

GDW

459.9x

WB

51.0x

USB

10.6x

BAC

6.7x

WFC

6.2x

JPM

5.0x

C

4.6x

*Pre-tax, pre-provision earnings.

Source: Form FRY-9C, as of March 31, 2006.

Page 19 – June Investor Update, 2006

Strong capital position

Tangible Common Equity as % of Tangible Assets

TCE/TA

Incl. servicing intangibles/ex-FAS115/133

5.90%

4.94%

5.09%

4.60%

4.52%

4.32%

4.70%

4.02%

4.72%

3.81%

6.17%

3.48%

USB

WB

C

JPM

BAC

WFC

8.17%

7.13%

6.86%

6.18%

6.11%

5.22%

USB

WFC

WB

BAC

JPM

C

Leverage Ratio

Economic capital figures are fourth quarter averages. $900 million added to 4Q04 economic capital to reflect additional month of SouthTrust.

Page 20 – June Investor Update, 2006

Strong capital positioning for low risk business model

Tangible common equity vs. economic capital –a widening gap $35 $30 $25 $20 $15 $10

-$0.9B $1.8B $4.2B $7.0B $8.1B

2001

2002

2003

2004

2005

Economic capital

Tangible common equity

Tier 1 capital

* Does not include expected contribution from Golden West.

**Dividends divided by net income available to common shareholders before merger-related and restructuring expenses, intangible amortization, and preferred dividends.

Page 21 – June Investor Update, 2006

Disciplined use of capital

Estimated $3+ billion of excess capital generated annually*

Reinvest in growth businesses

Cost of capital is 11%

Dividend payouts

Target cash dividend payout ratio** of 40—50%

Financially attractive acquisitions

IRR of 15%+

Cash EPS accretion by end of second year

Expect no major acquisitions for at least the next 2-3 years

Repurchase shares

Authorization of 85 million shares remaining (approx. 5% of shares outstanding)

Capital ratio targets:

4.7%+ tangible capital ratio (excluding FAS 115/133)

6.0%+ leverage ratio

Expect to dip slightly below targets at closing of GDW merger

Term debt maturity summary

2006-2010 Term Maturities

($ billions)

2.9

4.1

3.9

4.9

5.1

2.9

1.7

3.6

2.4

3.5

2.1

2.3

1.7

1.3

0.0

2006 2007 2008 2009 2010

Wachovia Bank NA

Wachovia Corp

Golden West*

Outlook

Maintain sufficient holding company liquidity to satisfy debt obligations for 12 months

Continued solid deposit growth likely exceeded by loan growth, leading to pick up in bank issuance Obtain greater diversity of funding sources, specifically non-dollar debt

* Golden West maturities through 2010 exclude $39 billion in FHLB secured borrowings.

Page 22 – June Investor Update, 2006

Wachovia corporate debt ratings

	Wachovia Corporation		Wachovia Bank N.A.		Ratings Date	Current Outlook
	Senior	Sub	Senior	Sub		
Moody's	Aa3	A1	Aa2	Aa3	11/20/02	Stable
S&P	A+	A	AA-	A+	5/08/05	CreditWatch Positive
Fitch	AA-	A+	AA	A+	3/21/05	Stable

Selected comments:

- **S&P (5/8/05):** ***"The CreditWatch positive placement of the ratings reflects the strengths of merging the two banking franchises, the wider geographic expansion of Wachovia's retail branch franchise, and the addition of a national residential adjustable-rate mortgage franchise to the lending business at Wachovia… Golden West's ARM lending franchise provides a lower-risk, high-quality retail consumer lending business that fills a void in Wachovia's current retail banking business."***
- **Moody's (5/2006):** ***"A well-managed consumer and commercial banking business provides Wachovia with a large core deposit base which is a keystone to its strong liquidity and an important source for earnings."***
- **Fitch (5/2006):** ***"…WB has approached operational risk management, including risks associated with mergers, quite cautiously and has established a good track record in recent years."***

Page 23 – June Investor Update, 2006

WACHOVIA

Page 24 – June Investor Update, 2006

Wachovia’s value proposition

Resilient, diversified scale businesses

Footprint in higher growth markets

Sales and service leadership

Aggressive, effective credit risk management

Disciplined capital use

Low-risk, fortress balance sheet

Going forward:

Superior execution

Seamless merger integration

Strong retail sales culture; upside revenue opportunity with

Golden West

Improved market-related revenues

Generate significant excess capital

Page 25 – June Investor Update, 2006

Additional Information

Sources: *SNL Financial as of 6/30/05. Includes CA, NV, AZ, CO, NM, WA, OR, UT, ID, MT, WY and TX

** Inside Mortgage Finance

Page 26 – June Investor Update, 2006

Market leadership across all businesses

General Bank

Corporate and Investment Bank

Capital Management

Wealth Management

Dominant East Coast presence; No. 1 deposit market share in Southeast No. 3 nationwide deposit market share No. 1 middle-market commercial lender in footprint No. 5 pro forma deposit share in Western US* No. 7 pro forma share of US mortgage originations

Top 3 leveraged loan syndications and US CDOs

Top 10 issuer of domestic high yield, high grade, preferred stock and equity Top 3 provider of large corporate cash management services Top 3 US asset-based lending lead arranger

3rd largest full-service retail brokerage network with presence in 49 states Top 20 US mutual fund company 2nd largest bank annuity provider

4th largest manager based on AUM for clients with $1 million+ investable assets Top 3 personal trust provider Top 10 commercial insurance brokerage firm

Page 27 – June Investor Update, 2006

Steady improvement in profitability

Return on Tangible Assets*

Return on Tangible Equity*

1.06%

1.37%

1.38%

1.38%

1.46%

2001

2002

2003

2004

2005

20.3%

23.5%

24.2%

26.7%

29.6%

2001

2002

2003

2004

2005

*Ratios based on net income before after-tax effect of merger-related and restructuring expenses of: 2005, $167 million; 2004: $203 million; 2003: $258 million; 2002: 243 million; 2001: $737 million. 2003 also excludes a benefit of $17 million related to a cumulative effect of a change in accounting treatment.

General Bank sales management practices drive organic growth

Same Store Sales Production*

($ in thousands)

Deposit Production per Branch


+23%
$3,765
$4,625
1Q05
1Q06

Loan Production per Branch


+20%
$2,951
$3,549
1Q05
1Q06

*Same store sales production defined as production generated by a branch that has been open for a minimum of three years in the legacy Wachovia franchise.
Deposits defined as FAB 5 plus CDs.
Loans defined as Big 3 loans.

Revenue* per Financial Center

($ in thousands)


+15%
$657
$706
$733
$748
$756
1Q05
2Q05
3Q05
4Q05
1Q06

*Total Retail & Small Business revenue.
1Q06 results exclude Westcorp and card results.

Page 28 – June Investor Update, 2006

WACHOVIA

General Bank leveraging a powerful sales culture drives growth

- Strong sales culture drives revenue and balance sheet growth
- High branch productivity as a result of best-in-class sales management and execution
- Success drivers include consistent sales processes, incentives, coaching, and targeted customer data

Legacy Wachovia Loan Production as a % of Legacy FTU Branches at Merger



+72%
25%
43%
116%
Merger
1 yr post-merger (Merger*)
< 4 yrs post-merger (Merger*)

*Legacy Wachovia production as a percentage of legacy First Union production at the time of the merger, 3Q01.

Legacy SouthTrust Loan Production as a % of Legacy WB Branches at Merger



+105%
22%
45%
Merger
1 yr post-merger (Merger*)

*4Q05 legacy SouthTrust production as a percentage of legacy Wachovia production at the time of the merger, 4Q04.

Page 29 – June Investor Update, 2006

WACHOVIA

Page 30 – June Investor Update, 2006

Capital Management focus on managed accounts drives organic growth

Managed Account Assets as a % of Total Client Assets

11%

13%

16%

17%

20-25%

Managed Account Assets ($ in billions) $68 $82 $106 $120

2003

2004

2005

1Q06

2007 Goal

Recurring Revenues as a % of Total Revenues

70%

57%

55%

50%

39%

Recurring Revenues* ($ in billions) $0.7 $2.3 $2.1 $1.3

2003

2004

2005

1Q06

2007 Goal

*Excluding referral fees

Page 31 – June Investor Update, 2006

04060VC65 (WB Fixed Income)

Wealth Management’s focus on relationship management drives organic growth

Quarterly Balances

($ in millions)

Core Deposits

+9% $13,303 $14,557

1Q05

1Q06

+21% Loans $12,829 $15,526

Assets Under Management

($ in billions)

+6% $64.6 $64.9 $65.6 $65.6 $68.3

1Q05

1Q06

1Q05

2Q05

3Q05

4Q05

1Q06

2000 market share is combined legacy First Union and legacy Wachovia.

Sources: Converts (Bloomberg), Equity (EquiDesk), High Grade excluding self issuance (Bloomberg), High Yield (Bloomberg), Loan Syndications (Loan Pricing Corporation), completed M&A deals (Thomson Financial), Preferreds (Bloomberg).

Page 32 – June Investor Update, 2006

7.4% 6.8% 6.9%

6.7% 6.0% 5.4%

4.0% 3.5%

3.1% 3.2%3.2% 2.9% 3.0% 2.8%

1.3% 1.2% 0.7%

0.5%

0.2% 0.3% 0.2%

0.0% 0.0%

TOTAL Converts Equity High High Loan M&A Preferreds Grade Yield Syndications

CIB’s market share gains drive organic growth

Wachovia Market Share

(based on lead deal $ volumes)

10.3%

2000 2005 1Q06

Global leader

Trade finance and correspondent banking

40+ offices throughout Europe, Asia and Latin America 13,000 trade services clients (financial institutions and U.S.-based corporations) Top 3 in trade outsourcing services to world banks 3rd in combined CHIPS, Fed and ACH payment volume 4th in U.S. trade volume (letters of credit) Correspondent banking -market share

#1 Asia

#1 Latin America #4 Western Europe

Page 33 – June Investor Update, 2006

Page 34 – June Investor Update, 2006

Investing for sustainable growth

Sustainable growth through organic growth opportunities

Consumer Lending

Focused marketing to WB’s 11 million retail/small business households

Introduce credit cards: lower marketing and credit costs, higher revenue/ customer - breakeven early-mid ’07; not a nationwide/mass mail model; expect modest portfolio with relationship focus Increase WB mortgage sales: mortgage sales/month from 0.3 > 2.5 per branch; mortgage sales in CMG brokerage channel grew to $1.1 billion in 2005

Sustainable growth through financially sound and strategic acquisitions

Auto Loans

Retail Banking & Mortgage

Westcorp acquisition closed March 2006 $13 billion in owned auto loans, average life 2.8 years; 9th largest originator Relationships with 11,000 dealers and 1.2 million indirect customers Offer floor-plan lending to WES; penetration of WB dealers with WES product

Golden West Financial acquisition announced May 7, 2006

Offer full product set to GDW retail, wholesale channels

Increase ARM sales through increased GDW broker penetration, WB channels Expand GDW branch offerings (checking, consumer loans, business, investments)

Combination further strengthens retail franchise and enhances demographics

Projected Population Growth of Core Markets*


U.S. Average = 6.3%
9.5%
8.9%
7.7%
6.6%
5.8%
5.0%
WB / GDW
WFC
BAC
USB
JPM
C

Weighted Average Deposit Market Share by MSA


27.5%
22.7%
21.8%
19.2%
15.0%
14.1%
WFC
JPM
WB / GDW
BAC
USB
C

*Deposit weighted 5 year average population growth within MSAs.
Source: SNL Financial as of 6/30/05.

Combined Geographic Footprint

	Deposit-Wtd Population Growth*	Deposit-Wtd Avg HH Income**	MSA Population % U.S. Pop.***
Wachovia	8.77%	$82,000	42%
Golden West	8.91%	91,000	36%
Wachovia Pro Forma	8.79%	84,000	55%
SunTrust	8.63%	75,000	17%
Wells Fargo	7.77%	80,000	36%
BB&T	7.00%	70,000	18%
Bank of America	6.83%	80,000	66%
AmSouth	6.46%	60,000	8%
Regions	5.85%	59,000	25%
JPMorgan Chase	5.74%	94,000	54%
Citigroup	5.18%	104,000	34%
Huntington	5.07%	68,000	7%
Marshall & Ilsley	5.04%	81,000	12%
Fifth Third	4.51%	73,000	18%
U.S. Bancorp	4.44%	66,000	39%
Comerica	4.27%	83,000	21%
Capital One/North Fork	3.28%	92,500	15%
KeyCorp	2.73%	65,000	20%
M&T	2.26%	72,000	15%
PNC	1.64%	83,000	14%
National City	1.45%	74,000	14%
U.S. Average	6.26%	$61,000	83%

* Source: SNL; 5-year average population growth, county-weighted by deposits
** Source: SNL; zip-code weighted by deposits
*** Source: SNL

Page 35 – June Investor Update, 2006

WACHOVIA

Page 36 – June Investor Update, 2006

Option ARM loan features

Thirty year, monthly adjusting, variable rate mortgage secured by a first lien

Accrual rate based on monthly-moving index rate plus a fixed margin

Payment options: Fully amortizing; 15-year fully amortizing; interest-only; minimum payment

Minimum payment = established fixed monthly amount for one year; represents fully amortizing payment based on lower than market interest rate; resets annually with 7.5% increase on prior year’s payment

Permits negative amortization up to 125% of the original loan amount on loans with originated LTV 85%; or up to 110% for loans with original LTV > 85%

Loans “recast” after 10 years or when loans reach caps of 125% or 110%

Resets to amortize principal and interest over remaining life of the loan or borrower refinances

Loans generally have a maximum interest rate cap over the life of the loan Example: $225,000 30-year loan with 70% LTV; initial interest rate 6%; minimum payment option interest rate 2%; ability to borrow up to $281,250; at 125% cap equating to LTV of 87.5%

15-year fully amortizing: $

1,899

Fully amortizing: $1,349

Interest only: $1,125

Minimum: $832

Creates negative amortization of $293 in first month Year-two minimum payment resets to $894.40

*Loans originated at LTVs above 80% covered by mortgage insurance. **As of March 31, 2006.

***Assumes deferred interest of $3.666 billion and loans outstanding of 3/31/06.

Page 37 – June Investor Update, 2006

Golden West

Mortgage portfolio statistics

Average

Balance

Loan Size

$121 billion

< $250K

(Average Portfolio LTV = 68%)

At Origination

LTV

< 70

$54 billion

LTV

70-80

$61 billion

LTV

80+

$ 6 billion *

Deferred interest income is recurring, recoverable, and not subject to management discretion / estimation

Created when borrowers elect minimum payment option for any monthly payment

Deferred interest is added to legal balance of principal owed by borrower

Minimum payment reset once per year at a maximum increase of 7.5%

Loans underwritten with expectation of negative amortization: loans capped at 125% of original loan amount for loans with original LTV < 85% and 100% for loans with original LTV > 85%

Minimum payment option that creates deferred interest is no different than the minimum payment option on a credit card, but at GDW the loan

Is collaterized, appraised by in-house staff, average LTV 68% at origination

84.5%* of originations are due to refi’s

Deferred interest has grown from $90 million in 1Q05 to $666 million in 1Q06 or 0.55% of total outstandings

May grow by $2-3 billion over next 24 months, equals approximately 3% of outstandings**

Would raise effective average LTV from 68% to 70%

Page 38 – June Investor Update, 2006

Option ARM spread information

Indices used by Golden West

Definition

% of Portfolio

COSI

Equal to GDW’s cost of savings

54%

CODI

Based on average three-month certificates

37%

of deposit yield as published by Federal

Reserve in H-15 report (12 mo. moving average)

COFI

Equal to average cost of funds of

8%

savings institutions in 11th FHLB District

Index elected by borrower at origination

All indices reprice upward after market rates stabilize.

Indexes should rise by 75-125 bps after Fed stops raising rates

Also would benefit from indexed loans exceeding deposit balances

Risks to repricing benefits include higher prepayments, lower margins on new loans, shift from higher yielding CODI ARMs to lower yielding COSI ARMs

Page 39 – June Investor Update, 2006

Resilience through market cycles

1994

2005

Product Features

Essentially the same.

Essentially the same.

Option ARMs:

Option ARMs:

Portfolio

89% of loans, 93% of originations

99% of loans and originations

Features

California loans/total loans = 78%

California loans/total loans = 62%

1989-1994 average charge-offs = 11 bps

1997-2005 average charge-offs = 0 bps

Peak year charge-offs = 18 bps

Current charge-offs = 0 bps

Credit

Experience

Peak year NPAs/loans = 1.50%

Current NPAs/loans = 0.32%

Debt Ratings:

Debt Ratings:

Holding company: A2, A

Holding company: A1, A+

Subsidiary: A1, A+

Subsidiary: Aa3, AA-

Pre-tax earnings opportunity

Strong sales cultures drive revenue opportunities

2009 expected pre-tax earnings lift = $230 million $160 million

World Savings Mortgage

Wachovia Mortgage

$60 million

$100 million

Expand product set

Increase sales of option

to include fixed rate

ARMs

$17 billion incremental

$7 billion in incremental

production at 30-40 bps

production at 225-250 bps

spread

spread

Channel focus

Company focus

Retail channel offers

WMC distributes option

“marketable” products

ARMs in higher-cost metro

through Wachovia

areas

Mortgage

Wholesale channel gains

Wholesale channel

full offering which will

gains full product

increase broker customer

offering which should

base

increase broker

customer base

$70 million

World Savings Bank Branches Offer checking products to current customers and through customer acquisition

$3.1 billion deposits

Does not include:

Other deposit product sales

Incremental consumer loans

Business banking, commercial lending

Investment sales

Wealth opportunities

Note: revenue synergies not included in accretion/IRR analysis

Page 40 – June Investor Update, 2006

*Assumes marginal tax rate of 39%.

Page 41 – June Investor Update, 2006

Modest expense efficiencies assumed

Expect annual expense efficiencies of $53 million after-tax by 2008

9% of Golden West

and 0.5% of pro forma 2005 expense base

Reductions primarily in headquarters, back-office and redundant systems from both companies

55 branch consolidations projected

1,100 planned position reductions

All front-line, customer-facing employees expected to have positions

($ in millions)

Pre-tax

After-tax*

Personnel

$70

$43

Taxes

30

18

Other

42

26

Expense increase (branches, benefits)

(55)

(34)

Total

$87

$53

Expect to realize 50% in 2007 and 100% in 2008

Page 42 – June Investor Update, 2006

Excess capital created through WB diversification effectively funds premium

Capital required to support Golden West operations is reduced through diversification provided by Wachovia’s business mix and balance sheet Excess capital approximates premium paid to Golden West shareholders

Reduces effective price paid to market price, P/E paid to Wachovia’s P/E

Limits cash EPS dilution

Excess capital and market premium*

Estimated GDW excess capital released by WB

$3.7-4.1B

Market premium paid (15%)

$3.3-3.7B

Limited cash EPS dilution

Golden West 2007 P/E**

11.56x

Wachovia 2007 P/E**

11.40x

Wachovia 2007 cash EPS dilution***

(0.4%)

* Ranges depend on closing date, dilution treatment of GDW stock options. ** Based on May 5, 2006 prices and First Call consensus estimates (GDW: $70.51, $6.10 EPS; WB: $59.39, $5.21 EPS).

***See pp. 14-15 of May 8, 2006 presentation for calculations of illustrative cash EPS dilution and accretion.

Page 43 – June Investor Update, 2006

Summary financial statements

Consolidated Balance Sheet

March 31, 2006

Pro Forma

Pro Forma

(in millions)

Wachovia

Golden West

Adjustments

Combined

ASSETS

Cash and cash equivalents

$33,038

$1,821

$-

$34,859

Trading account assets

39,385

-

-

39,385

Securities

118,818

1,766

-

120,584

Loans, net of unearned income

280,932

121,057

-

401,989

Allowance for loan losses

(3,036)

(300)

-

(3,336)

Loans, net

277,896

120,757

-

398,653

Loans held for sale

7,859

137

-

7,996

Goodwill

23,443

-

14,216

37,659

Other intangible assets

1,523

-

1,849

3,372

Other assets

39,880

3,075

-

42,955

Total Assets

$541,842

$127,556

$16,065

$685,463

LIABILITIES AND STOCKHOLDER'S EQUITY

Noninterest-bearing deposits

67,365

13

-

67,378

Interest-bearing deposits

261,199

61,570

-

322,769

Cash and cash equivalents

74,221

8,877

-

83,098

Other liabilities

16,070

1,469

838

18,377

Long-term debt

70,218

46,584

5,762

122,564

Minority interest

2,980

-

-

2,980

Total Stockholders' equity

49,789

9,043

9,465

68,297

Total Liabilities and stockholder's equity

$541,842

$127,556

$16,065

$685,463

*Pro forma financial illustration included in Form 8-k filed May 19, 2006. Please see additional information there for assumptions used in pro forma adjustments.

Page 44 – June Investor Update, 2006

Summary financial statements

2005 Income Statement

Year Ended December 31, 2005

Pro Forma

Pro Forma

(in millions)

Wachovia

Golden West

Adjustments

Combined

CONSOLIDATED SUMMARIES OF INCOME

Interest income

$23,689

$6,200

$317

$30,206

Interest expense

10,008

3,265

344

13,617

Net interest income

13,681

2,935

(27)

16,589

Provision for credit losses

249

8

-

257

Net interest income after provision for credit losses

13,432

2,927

(27)

16,332

Fee and other income

12,219

462

(317)

12,364

Merger-related and restructuring expenses

292

-

-

292

Other non-interest expenses

15,555

963

336

16,854

Minority interest in income of consolidated subsidiaries

342

-

-

342

Income before income taxes

9,462

2,426

(680)

11,208

Income taxes

3,033

940

(265)

3,708

Net income

$6,429

$1,486

$(415)

$7,500

*Pro forma financial illustration included in Form 8-k filed May 19, 2006. Please see additional information there for assumptions used in pro forma adjustments.

*Pro forma financial illustration included in Form 8-k filed May 19, 2006. Please see additional information there for assumptions used in pro forma adjustments.

Page 45 – June Investor Update, 2006

Summary financial statements

1Q06 Income Statement

Three Months Ended March 31, 2006

Pro Forma

Pro Forma

(in millions)

Wachovia

Golden West

Adjustments

Combined

CONSOLIDATED SUMMARIES OF INCOME

Interest income

$6,707

$2,019

$-

$8,726

Interest expense

3,217

1,136

86

4,439

Net interest income

3,490

883

(86)

4,287

Provision for credit losses

61

4

-

65

Net interest income after provision for credit losses

3,429

879

(86)

4,222

Fee and other income

3,517

36

-

3,553

Merger-related and restructuring expenses

68

-

-

68

Other non-interest expenses

4,171

271

84

4,526

Minority interest in income of consolidated subsidiaries

95

-

-

95

Income before income taxes

2,612

644

(170)

3,086

Income taxes

884

253

(66)

1,071

Net income

$1,728

$391

$(104)

$2,015

Page 46 – June Investor Update, 2006

Cautionary statement

This investor presentation contains certain forward-looking statements, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Golden West (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion / dilution to reported earnings that may be realized from the Merger, (ii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and/or Golden West’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (3) revenues following the Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West ’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and/or Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Page 47 – June Investor Update, 2006

Additional information

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a joint proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 446-3420.

Wachovia and Golden West and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.